
November 4, 2011

Via E-mail
Ms. Katherine Ostruszka
Chief Financial Officer and Controller
Marine Growth Ventures, Inc.
1818 N. Farwell Avenue
Milwaukee, WI 53202

      Re: Marine Growth Ventures, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 31, 2011
            Form 10-K/A for Fiscal Year Ended December 31, 2010
            Filed May 12, 2011
            File No. 333-128077

Dear Ms. Ostruszka:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 13

1.   We note that your disclosure in "Item 9A" does not discuss management's evaluation of the company's <u>disclosure controls and procedures</u> or your principal executive and financial officers' conclusions regarding the effectiveness of those controls and procedures. Please revise your disclosure to comply with the requirements of Item 307 of Regulation S-K.

2.   While we acknowledge that management's report on internal control over financial reporting ("ICFR") discloses the material weaknesses identified in connection with the evaluation of ICFR, the report does not include a statement as to whether or not ICFR

was effective. Please revise management's report on ICFR to comply with Item 308(a)(3) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

3.   The first paragraph of the independent accountant's audit opinion states that the accounting firm performed an audit of the consolidated statements of operations, stockholders' deficiency, and cash flows for each of the two years in the period ended December 31, 2009. Please amend your filing to include an audit opinion that refers to the fiscal periods reflected in the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief